The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 12, 2012
Pricing Supplement to the Prospectus dated June 22, 2011 and the Prospectus Supplement dated June 22, 2011
US$    ●
Senior Medium-Term Notes, Series B
Fixed to Floating Rate Notes, due January 24, 2019

Issuer:	Bank of Montreal
Title of Notes:	Fixed to Floating Rate Notes, due January 24, 2019 (the “Notes”)
Trade Date:	January ● , 2012
Settlement Date (Original Issue Date):	January 24, 2012
Stated Maturity:	January 24, 2019, resulting in a term to maturity of seven years.
Principal Amount (in Specified Currency):	US$ ● ; Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess of US$1,000
Original Public Offering Price (Issue Price):	100%
Interest Rate Per Annum:	The Notes will bear interest at the following rates:
• January 24, 2012 to but excluding January 24, 2013: 2%
• January 24, 2013 to but excluding January 24, 2019: 3-month LIBOR plus 0.70%, subject to the Interest Payment Cap. In no event will the interest rate be less than 0%.
Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months.
The 3-month LIBOR will be determined based on Reuters page LIBOR01. See “Description of the Notes We May Offer —Floating Rate Notes—LIBOR Notes” in the accompanying prospectus supplement.
Interest Payment Cap:	5% per annum
Interest Payment Period:	Quarterly
Interest Payment Date(s):	Interest is payable quarterly in arrears on January 24, April 24, July 24, and October 24 of each year, commencing April 24, 2012. See “Specific Terms of the Notes — Interest” below.
Interest Determination Dates for LIBOR:
The second London business day preceding the beginning of the applicable interest period. See “Description of the Notes We May Offer —Floating Rate Notes—Interest Determination Dates” in the accompanying prospectus supplement.

Calculation Agent:	BMO Capital Markets Corp.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities We May Offer —Legal Ownership and Book-Entry Issuance” in the accompanying prospectus).

CUSIP No.:	●
Optional Redemption Provision:	Not applicable
We urge you to read this pricing supplement together with the prospectus supplement and prospectus. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

•  Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm
•  Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

Investing in the Notes involves risks, including those described in the “Risk Factors” section beginning on page S-3 of the accompanying prospectus supplement and on page 7 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal

Per Note	US$1,000	US$ ●	US$ ●
Total	US$ ●	US$ ●	US$ ●
BMO CAPITAL MARKETS
Pricing Supplement dated January  ● , 2012

SPECIFIC TERMS OF THE NOTES

The Notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series B, and therefore, this pricing supplement, dated January •, 2012 (this “pricing supplement”), should be read together with the accompanying prospectus supplement, dated June 22, 2011 (the “accompanying prospectus supplement”) and the accompanying prospectus, dated June 22, 2011 (the “accompanying prospectus”). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series B” (the “medium-term notes”) that we may issue from time to time under the indenture between Bank of Montreal and Wells Fargo Bank, National Association, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe particular terms of the Notes in more detail below.

Interest

During the period from January 24, 2012 to but excluding January 24, 2013, the Notes will bear interest at the fixed rate of 2% per annum. From January 24, 2013 to but excluding the maturity date, the Notes will bear interest at a floating rate per annum which equals the sum of 3-month LIBOR and 0.70%, subject to the Interest Payment Cap set forth above.  In no event will the interest rate be less than 0%.

Interest will be payable quarterly in arrears on January 24, April 24, July 24, and October 24 of each year, commencing April 24, 2012. Interest payments will be calculated on the basis of a 360-day year, consisting of twelve 30-day months. Interest will be payable to holders of record on the 3rd business day before each Interest Payment Date. Interest will accrue from and including each Interest Payment Date to but excluding the next Interest Payment Date. In the event that an Interest Payment Date or the Stated Maturity falls on a day other than a business day, principal and/or interest will be paid on the next succeeding business day (except as set forth on page S-19 of the attached prospectus supplement) and no interest on such payment shall accrue for the period from and after such Interest Payment Date or Stated Maturity, as the case may be, to such next succeeding business day.

“Business day” shall have the meaning set forth on page S-25 of the attached prospectus supplement, and after the first year of the Notes, the term includes a day that is also a London business day.

Optional Redemption Feature

Not applicable.

Certain Investment Considerations

Prospective purchasers should be aware that during the floating rate interest period, the maximum interest rate applicable to the Notes will be 5% per annum.

SUPPLEMENTAL TAX CONSIDERATIONS

Supplemental Canadian Tax Considerations

You should carefully consider, among other things, the matters set forth under “Canadian Taxation” in the accompanying prospectus.

Supplemental U.S. Tax Considerations

The following, together with the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, is a general description of the material tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. For purposes of this discussion, any interest with respect to the Notes, as determined for U.S. federal income tax purposes, will be treated as from sources outside the United States.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes.  Under this characterization, the Notes may be issued with OID.  Please see the discussion in the accompanying prospectus dated June 22, 2011 under the section entitled “United States Federal Income Taxation” and specifically under the section entitled “United States Federal Income Taxation—Tax Consequences to Holders of Our Debt Securities—Original Issue Discount—Variable Rate Debt Securities.”

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation—Other Considerations—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes. Notwithstanding such discussion, pursuant to recently enacted legislation, payments on the Notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

Individual holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. You are urged to consult your own tax advisor regarding such requirements with respect to the Notes.

  EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S. or other laws (“Similar Laws”).

The acquisition of Notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Notes are acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of Notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any purchaser or holder of Notes or any interest therein will be deemed to have represented by its purchase and holding of Notes offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not purchasing the Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing Notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Purchasers of Notes have exclusive responsibility for ensuring that their purchase and holding of Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

  SUPPLEMENTAL PLAN OF DISTRIBUTION

Subject to the terms and conditions in a terms agreement dated the date of this pricing supplement, the agent, as principal, has agreed to purchase the Notes at a purchase price equal to the original issue price, net of a commission of •% of the principal amount of the Notes. In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution and possible market-making activities, see “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about January 24, 2012.